Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Colliers International Group Inc. (“Colliers”) 1140 Bay Street, Suite 4000 Toronto, Ontario M5S 2B4

Item 2	Date of Material Change

February 28, 2024.

Item 3	News Release

A news release was disseminated through Globe Newswire on February 28, 2024.

Item 4	Summary of Material Change

On February 28, 2024, Colliers announced that it had closed its previously announced bought deal public offering of a total of 2,479,500 subordinate voting shares (the “Subordinate Voting Shares”), at a price of US$121.00 per share, for gross proceeds of US$300.0 million (the “Offering”) with a syndicate of underwriters led by BMO Capital Markets and J.P. Morgan as joint bookrunners, and including Mizuho, National Bank Financial, RBC Capital Markets, Scotiabank, Merrill Lynch, BTIG, LLC, CIBC Capital Markets, Goldman Sachs, Raymond James, TD Securities, Wells Fargo and Stifel Nicolaus (the “Underwriters”).

Colliers has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any.

The net proceeds of the Offering will be used to repay balances outstanding on Colliers’ credit facility and are intended to create additional capacity to fund potential future acquisition opportunities and growth initiatives, and for general corporate purposes.

Item 5	Full Description of Material Change

The news release annexed hereto as Schedule “A” provides a full description of the material change.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact Christian Mayer, Chief Financial Officer, at (416) 960-9500.

Item 9	Date of Report

March 4, 2024.

SCHEDULE “A”

COMPANY CONTACTS:

Jay Hennick

Global Chairman and CEO

Christian Mayer

Chief Financial Officer

(416) 960-9500

Colliers International Group Inc. Completes US$300 Million Bought Deal Public Offering of Equity

TORONTO, Canada, February 28, 2024 – Colliers International Group Inc. (TSX and NASDAQ: CIGI) (“Colliers” or the “Company”) is pleased to report that it has closed its previously announced bought deal public offering of 2,479,500 subordinate voting shares (the “Subordinate Voting Shares”), at a price of US$121.00 per Subordinate Voting Share for gross proceeds of US$300.0 million (the “Offering”) with a syndicate of underwriters led by BMO Capital Markets and J.P. Morgan as joint bookrunners, and including Mizuho, National Bank Financial, RBC Capital Markets, Scotiabank, Merrill Lynch, BTIG, LLC, CIBC Capital Markets, Goldman Sachs, Raymond James, TD Securities, Wells Fargo and Stifel Nicolaus (the “Underwriters”). Colliers has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any.

The net proceeds of the Offering will be used to repay balances outstanding on the Company’s credit facility and are intended to create additional capacity to fund potential future acquisition opportunities and growth initiatives, and for general corporate purposes.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 66 countries, our 19,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 29 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.3 billion and $98 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations, including with respect to the Offering and the anticipated use of proceeds from the Offering. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators, including those identified in the Company’s annual information form for the year ended December 31, 2023 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.com or as part of the Company’s Form 40-F available at www.sec.gov). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.